SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288101

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), (f) or (g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288101

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,616,872(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,616,872(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,616,872(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 7.5%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of May 15, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 113,250(3)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 113,250(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,250(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(4)

14)	Type of Reporting Person: CO

(3) The number of shares reported as beneficially owned is as of May 15, 2009.

(4) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,850,722(5)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,850,722(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,850,722(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.0%(6)

14)	Type of Reporting Person: IA, CO

(5) The number of shares reported as beneficially owned is as of May 15, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(6) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,850,722(7)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,850,722(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,850,722(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.0%(8)

14)	Type of Reporting Person: HC, CO

(7) The number of shares reported as beneficially owned is as of May 15, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(8) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,850,722(9)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,850,722(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,850,722(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.0%(10)

14)	Type of Reporting Person: HC, CO

(9) The number of shares reported as beneficially owned is as of May 15, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(10) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(11)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(12)

14)	Type of Reporting Person: CO

(11) The number of shares reported as beneficially owned is as of May 15, 2009.

(12) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(13)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(14)

14)	Type of Reporting Person: HC, CO

(13) The number of shares reported as beneficially owned is as of May 15, 2009.

(14) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Mortgage Investment Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,500(15)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,500(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(16)

14)	Type of Reporting Person: HC, CO

(15) The number of shares reported as beneficially owned is as of May 15, 2009.

(16) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Minto Builders (Florida), Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 71,800(17)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 71,800(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,800(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(18)

14)	Type of Reporting Person: CO

(17) The number of shares reported as beneficially owned is as of May 15, 2009.

(18) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,850,722(19)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,850,722(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,850,722(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.0%(20)

14)	Type of Reporting Person: HC, IN

(19) The number of shares reported as beneficially owned is as of May 15, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(20) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 1,000(21)

	8)	Shared Voting Power: 0

	9)	Sole Dispositive Power: 1,000(1)

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(22)

14)	Type of Reporting Person: IN

(21) The number of shares reported as beneficially owned is as of May 15, 2009.

(22) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

This Amendment No. 4 to schedule 13D (the “Amendment No. 4”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on September 20, 2007 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on February 22, 2008, Amendment No. 2 filed with the SEC on July 23, 2008 and Amendment No. 3 filed with the SEC on September 18, 2008 and Amendment No. 4, the “Schedule 13D”) in connection with changes to Items 2 and 4 and the disposition of Shares beneficially owned by Inland American and Inland Investment Advisors, Inc. Capitalized terms used in this Amendment No. 4 without being defined herein have the meanings given to them in the Initial Statement, or the prior amendments, as applicable.

Item 2.          Identity and Background

Appendices B, D and I of this Schedule 13D regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IWRRETI, IREIC and MB REIT, respectively, which information is incorporated by reference into this Item 2, are amended and restated in their entirety.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the respective Advisory Agreements with Inland American and IWRRETI. Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder. Each of the Reporting Persons acquired the Company’s Shares for the purpose of making an investment in the Company. Inland American and Adviser have considered various courses of action with respect to the Company as described in previous Sec. 13 filings, including: (i) causing the Reporting Persons, or a subsidiary or affiliate thereof, to acquire additional Shares, by purchase, in a cash tender offer or exchange offer; (ii) entering into a joint venture relating to a material amount of the assets of the Company or other strategic transaction; (iii) a merger (including a cash merger), a purchase of all of the assets of the Company or a similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iv) seeking representation on the Company’s board of directors (each a “Transaction”).

On September 16, 2008, Inland Capital Markets Group, Inc. (“Inland Capital”), a subsidiary of IREIC, entered into a confidentiality agreement (“Confidentiality Agreement”) with the Company to allow Inland Capital and Inland American to review confidential information of the Company to discuss potential Transactions with the Company and allow Inland American or an affiliate the potential to propose a Transaction. The Confidentiality Agreement includes customary mutual employee non-solicitation provisions operative from the date of the Confidentiality Agreement and continuing until twelve months after Inland Capital and Inland American have terminated evaluations of a Transaction. The Confidentiality Agreement further includes customary standstill provisions, operative from the date of the Confidentiality Agreement and continuing until twelve months after Inland Capital and Inland American have terminated negotiations with respect to a Transaction, prohibiting, among other things, acquiring any voting securities issued by the Company, without the prior written consent of the Company. None of the Reporting Persons, including Inland American and Adviser, is currently considering engaging in any of these Transactions.

Each of the Reporting Persons intends to continuously review its investment in the Company. Any one or more of the Reporting Persons with dispositive power may determine to hold or dispose of all

CUSIP No. 140288101

or a portion of the Shares that it now owns. In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company, the respective business opportunities of the reporting persons, developments in their respective businesses and finances, general economic conditions and stock market conditions generally.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference. See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference. The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser. No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference. The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
May 1, 2009	S	-39,285	$2.78
May 4, 2009	S	-90,468	$2.77
May 5, 2009	S	-26,119	$2.72
May 6, 2009	S	-68,500	$2.67
May 7, 2009	S	-115,896	$2.74
May 8, 2009	S	-75,000	$2.77
May 11, 2009	S	-158,375	$2.87
May 12, 2009	S	-125,600	$2.78
May 13, 2009	S	-17,500	$2.76
May 14, 2009	S	-39,200	$2.64
May 15, 2009	S	-7,700	$2.65

During the past 60 days, Adviser has effected the following Share transaction for the account of an Adviser Client who is not a Reporting Person, via the New York Stock Exchange:

CUSIP No. 140288101

Date	Type of Transaction	No. of Shares	Price Per Share
May 5, 2009	S	-25,000	$2.72

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company in the last 60 days.

(d)                                 None.

(e)                                  Not Applicable.

Item 7.                              Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.10	Joint Filing Agreement

CUSIP No. 140288101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2009	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: May 15, 2009	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: May 15, 2009	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: May 15, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: May 15, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: May 15, 2009	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 140288101

Dated: May 15, 2009	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: May 15, 2009	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title	Vice President

Dated: May 15, 2009	INLAND MORTGAGE INVESTMENT CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: May 15, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: May 15, 2009	ROBERT H. BAUM

/s/ Robert H. Baum

CUSIP No. 140288101

Appendices B, D and I to this Schedule 13D are hereby amended and restated in their entirety.

Appendix B

Executive Officers and Directors of IWRRETI

Names and Titles of IWRRETI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen

Frank A. Catalano, Jr., Director	President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings.	Catalano & Associates 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen

Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen

Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen

Brenda G. Gujral, Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Richard P. Imperiale, Director	President, Forward Uniplan Advisors, money management firm.	Forward Uniplan Advisors, Inc. 22939 West Overson Road Union Grove, Wisconsin 53182 United States Citizen

Kenneth E. Masick, Director	Partner, Wolf & Company, LLP, public accounting firm.	Wolf & Co. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

B-1

CUSIP No. 140288101

Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

Niall J. Byrne, Vice President	Vice President, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Shane C. Garrison, Chief Investment Officer	Chief Investment Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Steven P. Grimes, Chief Operating Officer, Chief Financial Officer and Treasurer	Chief Operating Officer, Chief Financial Officer and Treasurer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dennis Holland, General Counsel and Secretary	General Counsel and Secretary, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

James Kleifges, Chief Accounting Officer	Chief Accounting Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Michael J. O’Hanlon, President and Chief Executive Officer	President and Chief Executive Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 140288101

Appendix D

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 140288101

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 140288101

Appendix I

Executive Officers and Directors of MB REIT

Names and Titles of MB REIT Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Lori Foust, Director and Treasurer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director and President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

J. Eric McKinney, Director	Executive, the Minto Group Inc.	300-427 Laurier Avenue West, Ottawa, Ontario, Canada Canadian Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Greg Rogers, Director	Executive Vice-President, Minto Commercial Inc.	Minto Commercial Inc. 427 Laurier Avenue West, Suite 1010 Ottawa, Ontario K1R 7Y2, Canada Canadian Citizen

Roberta S. Matlin, Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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